Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for January 2020 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for January 2020 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In January 2020, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 2.31% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic and regional routes decreased by 0.91% and 32.76% and for international routes increased by 10.87%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) decreased by 2.42%. Of which, passenger traffic for domestic and regional routes decreased by 4.64% and 44.00% and for international routes increased by 3.78%, respectively as compared to the same period last year. The passenger load factor was 76.70%, representing a decrease of 3.72 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic routes, regional routes and international routes decreased by 2.98 percentage points, 12.25 percentage points and 5.32 percentage points, respectively, as compared to the same period last year.

In terms of cargo operations, in January 2020, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 4.92% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) decreased by 8.75% as compared to the same period last year. The cargo and mail load factor was 41.94%, representing a decrease of 6.28 percentage points as compared to the same period last year.

In January 2020, the Group has newly launched the following major routes: Guangzhou – Tokyo Narita – Guangzhou route (four flights per week) since 10 January 2020; Fuzhou – Sapporo -

Fuzhou route (two flights per week) since 16 January 2020; Fuzhou – Fukuoka - Fuzhou route (three flights per week) since 22 January 2020; Beijing Daxing – Chongqing – Beijing Daxing route (seven flights per week) since 26 January 2020. We temporarily suspended some routes or decreased some frequencies due to the impact of the outbreak of the novel coronavirus epidemic and will be gradually recovered as appropriate.

In January 2020, the Group introduced one ARJ21 aircraft through Jiangxi Airlines Company Limited (a subsidiary of the Company), and terminated the lease of two aircraft, including one EMB190 aircraft and one A319 aircraft. As of the end of January 2020, the Group operated a fleet of 861 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	4	1	0	5
Airbus 350 Series	0	6	0	6
Airbus 330 Series	11	29	7	47
Airbus 320 Series	94	95	127	316
Boeing 787 Series	4	25	8	37
Boeing 777 Series	8	19	0	27
Boeing 737 Series	156	82	163	401
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	13	19
ARJ21 Series	1	0	0	1

Total	286	257	318	861

KEY OPERATION DATA OF JANUARY 2020

Capacity	January 2020			Cumulative 2020
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	14,771.23	-6.43	-4.64	14,771.23	-4.64
Regional	158.20	-16.89	-44.00	158.20	-44.00
International	7,725.36	0.93	3.78	7,725.36	3.78
Total	22,654.80	-4.13	-2.42	22,654.80	-2.42
RTK (in million)
Domestic	1,427.52	-8.54	-5.79	1,427.52	-5.79
Regional	15.35	-19.84	-43.12	15.35	-43.12
International	1,106.75	-7.26	-1.70	1,106.75	-1.70

Total	2,549.62	-8.07	-4.44	2,549.62	-4.44

RTK - Cargo and Mail (in million)
Domestic	148.00	-6.17	-9.18	148.00	-9.18
Regional	1.56	-29.17	-35.16	1.56	-35.16
International	438.11	-15.66	-8.47	438.11	-8.47
Total	587.67	-13.50	-8.75	587.67	-8.75
Passengers carried (in thousand)
Domestic	9,480.64	-8.36	-6.08	9,480.64	-6.08
Regional	137.06	-13.64	-36.22	137.06	-36.22
International	1,814.84	1.90	8.26	1,814.84	8.26
Total	11,432.55	-6.94	-4.61	11,432.55	-4.61
Cargo and mail carried (in thousand tonnes)
Domestic	89.17	-7.21	-10.46	89.17	-10.46
Regional	1.41	-27.69	-33.52	1.41	-33.52
International	53.29	-15.40	-4.28	53.29	-4.28

Total	143.87	-10.66	-8.59	143.87	-8.59

Capacity	January 2020			Cumulative 2020
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	19,359.50	0.04	-0.91	19,359.50	-0.91
Regional	258.97	-8.94	-32.76	258.97	-32.76
International	9,918.48	5.61	10.87	9,918.48	10.87
Total	29,536.95	1.75	2.31	29,536.95	2.31
ATK (in million)
Domestic	2,224.99	-0.28	-0.22	2,224.99	-0.22
Regional	30.21	-7.99	-32.42	30.21	-32.42
International	1,804.48	3.54	8.76	1,804.48	8.76
Total	4,059.68	1.32	3.20	4,059.68	3.20
ATK - Cargo and Mail (in million)
Domestic	482.63	-1.41	2.37	482.63	2.37
Regional	6.90	-4.61	-31.23	6.90	-31.23
International	911.82	1.59	6.76	911.82	6.76

Total	1,401.36	0.50	4.92	1,401.36	4.92

Load Factor	January 2020			Cumulative 2020
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	76.30	-5.28	-2.98	76.30	-2.98
Regional	61.09	-5.84	-12.25	61.09	-12.25
International	77.89	-3.61	-5.32	77.89	-5.32
Total	76.70	-4.71	-3.72	76.70	-3.72
Cargo and Mail Load Factor
Domestic	30.67	-1.55	-3.90	30.67	-3.90
Regional	22.58	-7.84	-1.37	22.58	-1.37
International	48.05	-9.83	-7.99	48.05	-7.99
Total	41.94	-6.79	-6.28	41.94	-6.28
Overall Load Factor (RTK/ATK)
Domestic	64.16	-5.80	-3.79	64.16	-3.79
Regional	50.81	-7.52	-9.57	50.81	-9.57
International	61.33	-7.15	-6.52	61.33	-6.52

Total	62.80	-6.42	-5.02	62.80	-5.02

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;

3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK-Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

14 February 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.